SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its Consolidated
Results for the Second Quarter 2007

BOVESPA [1] (lot = 1 share)
TCSL3: R$10.65
TCSL4: R$6.85

NYSE [1] (1 ADR = 10 shares)
TSU: US$36.80

(1) Figures of July 20th, 2007

2Q07 Conference Call

Conference Call in English
July 23rd, 2007, at 12:00 pm, Brasília time.
(11:00am US ET)

Conference Call in Portuguese:
July 23rd, 2007, at 2:00 pm, Brasília time.
(01:00pm US ET)

For further information, please
access the Company’s website:
www.timpartri.com.br

IR Contacts

Stefano De Angelis
CFO and Investor Relations Officer

Joana Serafim
IR Manager
(55 21) 4009-3742 / 8113-0571
jserafim@timbrasil.com.br

Leonardo Wanderley
IR Analyst
(55 21) 4009-3751 / 8113-0547
lwanderley@timbrasil.com.br

Fabio Levy Costa
IR Analyst
(55 21) 4009-3446 / 8113-0024
flcosta@timbrasil.com.br

Rio de Janeiro, July 23rd, 2007 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and indirectly TIM Nordeste S.A., announces its results for the second quarter 2007 (2Q07). TIM Participações S.A. (“TIM Participações” or “TIM”) provides mobile telecommunications services through its mobile operators throughout Brazil and is the largest GSM operator in South America. The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the second quarter of 2006 (2Q06), except when otherwise indicated.

2Q07 Highlights

  Leadership in innovative services: launch of “TIM Mais Completo” package, an innovative product, which combines mobile/residential telephony and USB modem device, allowing internet access through a total wireless solutions.

  Innovation of data offer through “TIM Web”: a data package to wireless internet access without the need of a provider, bundled with USB modem offer.

  Largest data coverage: all the cities covered by TIM’s GSM also have access to GPRS, and over 1,000 municipalities are already covered by EDGE technology.

  Acquisition of national fixed license to further enlarge our range of services to the corporate and residential segments.

  Attention to market growth: +3.7 million gross additions in the 2Q07.

  Consolidated leadership in the postpaid segment: in twelve months, our postpaid subscribers’ base grew by 31.5%, accounting for 22.0% of the total base in the 2Q07 (higher than the competition’s average of 18.7%). The postpaid showed a substantial 41.5% share of the market’s net additions in the period.

  Confirming our leadership in net service revenue: R$2,781.9 million in the 2Q07, 40.5% up on the 2Q06 (or +20.2% considering the elimination of the Partial Bill & Keep system on January 1st, 2006)

  Average revenue per user (ARPU) growth: R$34.6 in the 2Q07, 0.7% up on the 1Q07, maintaining ARPU above the market average.

  Reduced subscriber acquisition cost (SAC): down by 32.7% on a year-on- year due to a commercial strategy focused on service rather than subsidization and consequent rationalization of variable costs, especially handsets subsidies.

  SAC/ARPU ratio felt to 3.3 months, versus 4.7 months recorded in the 2Q06 (on comparable basis).

  Profitable growth: EBITDA of R$743.7 million in the 2Q07: (44.2% higher than in the 2Q06), accompanied by an EBITDA margin of 24.3% up 4.5pp Y-o-Y and 0.9pp Q-o-Q (on a comparable basis).

  Positive bottom line: net income of R$34.0 million, a R$272.7 million improvement over the net loss in the 2Q06.

Main Regulatory and Accounting Changes

For comparison purposes the accounting changes were applied to the 2Q06	1. Accounting changes

Following an analysis of the best accounting practices for the sector, the Company implemented certain changes whose effects are presented below and which differ substantially from those in the previous quarterly information disclosed to shareholders and the market.

1.1. Prepaid Expenses (Deferral of Handset Subsidies)

Management changed the accounting procedures for costs related to postpaid handset sales. These would henceforth be deferred and amortized in line with the permanence period stipulated in client contracts (12 months) in order to better reflect the performance of the postpaid segment (previously these costs were booked directly under results).

This practice was adopted as of the third quarter of 2006 and is retroactive to January 1, 2006. The 2Q06 figures were therefore altered to enable a valid comparison with the 2Q07.

1.2. Handset Subsidies

In the 2Q07, handset subsidies were fully booked as “discounts on products sold”, instead of being partially allocated to selling expenses and the cost of goods sold.

This change was implemented as of the fourth quarter of 2006 and is retroactive to January 1st, 2006. The 2Q06 figures were therefore adjusted for comparative purposes.

1.3. Asset Retirement Obligation – ARO

In the fourth quarter (retroactive to 2004), pursuant to CVM Resolution 489/85, the Company began to adopt new accounting procedures, so as to bring them into line with those adopted by other companies in the telecommunications sector. Now the estimated cost of dismantling radio towers and equipment in rented buildings will be recognized as an obligation, as a counter-entry of permanent assets. The depreciation of these assets is calculated based on their working life. The estimated liability is discounted to present value in order to reflect the best current estimate.

The change was also implemented as of the fourth quarter of 2006 and is retroactive to January 1st, 2006. The 2T06 were therefore duly altered for comparative purposes.

1.4. Reclassification of the goodwill amortization paid in the privatization

As of the 1Q07, part of the amortization related to the goodwill paid in the privatization is being booked as income tax in order to conform to international accounting standards.

1.5. Reclassification of PIS (Social Integration Program) and COFINS (Contribution to Social Security Financing)

In the 2Q06, PIS and COFINS tax credits, previously booked under “other operating revenue/expenses” were reclassified under “deductions from net revenue” and “financial revenue”.

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2. Exclusion of Partial Bill and Keep

With the introduction of the SMP (Personal Mobile Service) in 2000, Anatel created the partial Bill & Keep concept, which meant that in calls between mobile operators in the same registration area (local), one operator was obliged to pay the other the interconnection charge (VUM) only if traffic exceeded 55% of the total in either direction.

With the introduction of Resolution 438 of July 14, 2006, Anatel completely eliminated the partial Bill & Keep concept and replaced it with a total one, whereby mobile operators pay the full interconnection charge on all local calls to other operators.

Message from Management

TIM Participações continues growing in a solid and profitable manner. In the second quarter of 2007, the Company added 1.2 million clients to its customer base, of which 31.2% postpaid subscribers. Net service revenue climbed by 40.5% higher over the 2Q06 and ARPU was once again above the Brazilian average. Increasing economy of scale pushed EBITDA up by a noteworthy 44.2% in the quarter, resulting in an EBITDA margin of 24.3% . Net income totaled for the quarter R$34.0 million, confirming the profitability of our business also at the bottom line level.

According to independent surveys, the Company maintained its leadership in customer satisfaction and still is mobile users’ favorite operator. These surveys, in addition to confirming TIM’s premium positioning compared to competitors, have contributed to the development of focused plans aimed at improving customer service. Among these, the Customer Operations Unit was set up in the previous quarter to implement initiatives related to improving risk management, billing, collection and client life cycle management.

TIM is the only mobile operator in Brazil with a nationwide presence and has the largest mobile data transmission network in the country, using GPRS and EDGE technologies, which enable internet connections from any mobile device (laptops, cellular phones, etc.). All the cities covered by TIM’s GSM technology also have access to GPRS. It is worth noting that by June end more than 1,000 municipalities were covered by EDGE.

Innovation has always characterized the TIM brand, thanks to continuous investments in the development of mobile communication services. Our strategy of offering convergent services was first put into practice last year, with the launch of TIM Casa, featuring calls to fixed numbers with a monthly fee lower than the fixed line subscription. Also as part of our convergent strategy, in May of this year we acquired a national fixed license. This license will allow us to offer a wide range of services to the corporate and residential segments.

In the entertainment area, also in May, we launched TIM Music Store, the first mobile-phone-integrated music store, a groundbreaking service in the Brazilian market. TIM Music Store offers a full range of options; customers only need to search an artist’s name to find related content, video, images or songs on their cell phone.

In early July, we launched two other innovative products: TIM Web, it is a postpaid plan for internet access from laptops or desktops without the need of a provider, and “TIM Mais Completo” bundling mobile and residential telephony with internet access,

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introducing the USB modem. These products are further examples of TIM’s declared intention of providing its clients with an increasing number of across-the-board communications options.

We believe the quarter’s results and initiatives further exemplify our efforts to develop differentiated services, with voice and data solutions, in order to maintain our lead and generate new revenue streams, creating value for our shareholders.

Finally, we cannot fail to mention that the Company has received a certificate of compliance with section 404 of the Sarbanes-Oxley Act, underlining our commitment to the highest levels of corporate governance, credibility and transparency.

Management

Operating Performance

Brazilian Mobile market: 106.7 million lines in the 2Q07
The Brazilian market closed June 2007 with 106.7 million lines, 16.2% up on the same period in the previous year. National penetration reached 56.4%, up by 7.2 p.p. year-on-year. The number of mobile lines in Brazil is already almost three times higher than the number of fixed lines in use and continues to be one of the main drivers of digital inclusion in the country, taking telephone services to municipalities where previously there were none. The positive scenario of economy growth and the increased purchase power have also aided this growth.

The second quarter normally experiences a seasonal upturn in sales efforts due to the Mothers’ Day and Valentine’s Day promotions. As a result, net additions totaled 4.5 million, twice as many as in the 1Q07 and 91.8% higher than in the 2Q06 (more than 40%, excluding the effect of the first player’s disconnection of 1,823 thousand lines from its base in June 2006).

In the 2Q07, TIM Participações acquired 1,172 million new clients, representing 26.0% of the market’s total net additions. The reduced share of net additions over the 1Q07 was basically concentrated in the prepaid segment, where the Company has adopted a more conservative strategy in terms of handset subsidies, especially in periods of greater sales fueled by commemorative dates.

The Company closed the first half with a customer base of 27.5 million – an increase of 23.0% over the previous 12 months, higher than the 16.2% recorded by the market in the same period. TIM’s market share reached 25.8% in the 2Q07 compared to 24.3% in the 2Q06.

Leader in high value segment
TIM confirmed its strong focus on high value segment, as demonstrated by the 31.5% year-on-year increase in postpaid lines, a substantial 41.5% share of the market’s postpaid net additions. The Company’s share of the postpaid market reached 29.0% (3.3 p.p. up year-on-year), consolidating its leadership position in the segment reached last quarter. Overall, postpaid now represents 22.0% of the total customer base to (higher than the competition’s 18.7%) .

In the corporate segment, the customer base grew even further, by 46.6% over the 2Q06.

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Improved base mix on the year-on-year comparison

Strong expansion of EDGE coverage
TIM Participações’ GSM base represented 93.6% of the total. GSM coverage reached 92.3% of the Brazilian urban population, extending across 2,501 municipalities. All the cities covered by TIM’s GSM technology also have access to GPRS, and more than 1,000 municipalities are covered by EDGE technology. This wide data coverage facilitates and encourages the use of value-added services, boosting the Company’s service revenue even further.

Marketing Activities

The quarter was marked by promotions designed mainly for Mothers’ Day and Valentine’s Day. Despite the strongly competitive environment, TIM has maintained its focus on the mobile market’s value segment, developing communication solutions that encourage clients to use our data and voice services more often. “TIM Web” and “TIM Mais Completo”, were an example of the evolution in our marketing activities, but were launched in early July.

“TIM Web” is a postpaid plan for internet access from laptops or desktops without the need of a provider, while “TIM Mais Completo” combines mobile and residential telephony with internet access. The two products are part of TIM’s strategy of offering increasingly convergent services and thus, in addition to competitive prices, mobility and internet portability, without the need for an access provider.

Thanks to the success of “TIM Casa” the Company launched a new “TIM Casa” package for the prepaid segment, making the use of cell phones more attractive by enabling users to make local calls at a reduced cost, becoming more accessible to this clients’ segment due to the launch of a lower commitment monthly package.

The first operator to bring Blackberry to Brazil, introducing it to the corporate market in January 2005 and consumer clients and small and medium businesses in May 2006, TIM now offers BlackBerry Pearl 8100, which is more practical and features additional multimedia resources.

In the entertainment area, we launched TIM Music Store (www.timmusicstore.com.br), the first mobile-phone-integrated music store, a groundbreaking service in the Brazilian market, featuring music, images or videos from selected artists on mobile phones.

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Promotional campaigns for the commemorative dates in the period continued to prioritize service usage, promoting the local intra-network traffic, rather than prepaid handset subsidies. In this context, the Company extended the 7-cent promotion, featuring highly competitive tariffs for local TIM-to-TIM calls in both the prepaid and postpaid segments, until the end of 2007. The same tariff is also being applied to international calls made through TIM to fixed and mobile numbers in the US, an to fixed number in Germany, Spain, the UK and Italy (limited to 20 minutes per month). The promotion is valid for both new and existing clients.

These are just some of the quarter’s commercial activities, reflecting our continuous efforts to develop customized products and services, combining prices and convenience, in order to gain customer loyalty and increase usage.

Financial Performance

Dados Selecionados [1]							R$ milhares

	2Q07	2Q06	% Y-o-Y	1Q07	% Q-o-Q	1H07	1H06	% Y-o-Y

Total Gross Revenue	4,215,510	3,201,785	31.7%	3,895,334	8.2%	8,110,845	6,090,743	33.2%
Gross Service Revenue	3,715,937	2,654,569	40.0%	3,545,946	4.8%	7,261,884	5,120,215	41.8%
Gross Handset Revenue	499,573	547,216	-8.7%	349,388	43.0%	848,961	970,528	-12.5%

Total Net Revenue	3,059,568	2,274,794	34.5%	2,843,173	7.6%	5,902,741	4,340,516	36.0%
Net Services Revenue	2,781,858	1,980,060	40.5%	2,661,540	4.5%	5,443,398	3,826,561	42.3%
Net Handsets Sales	277,710	294,734	-5.8%	181,633	52.9%	459,343	513,955	-10.6%

EBITDA	743,711	515,661	44.2%	664,052	12.0%	1,407,763	1,089,532	29.2%
EBITDA Margin	24.3%	22.7%	1.6 p.p.	23.4%	0.9 p.p.	23.8%	25.1%	-1.3 p.p.

EBIT	173,726	(38,300)	-	81,786	112.4%	255,511	(2,425)	-
EBIT Margin	5.7%	-1.7%	7.4 p.p.	2.9%	2.8 p.p.	4.3%	-0.1%	4.4 p.p.

Net Income (Loss)	34,014	(238,641)	-	(19,465)	-	14,549	(340,202)	-

Nota: (1) Dados consolidados

Operating Revenue

Gross revenue totaled R$4,215.5 million in the 2Q07, up by 31.7% on the second quarter of 2006.

Total net revenue, excluding taxes, came to R$3,059.6 million, 34.5% higher than in the 2Q06, mainly due to the operations expansion and the elimination of partial Bill & Keep (B&K) in July 2006. If the 2Q06 figures were adjusted to the same basis for comparative purposes, total net revenue growth would have come to 17.3%, higher than 2006 FY expansion.

Maintaining net service revenue leadership
Net service revenue totaled R$2,781.9 million, up by 40.5% on the R$1,980.1 million recorded in the 2Q06. This strong year-on-year growth arose from the expansion of the customer base and increased usage, in addition to the positive impact of introduction of full mobile interconnection in July 2006. Adjusting the 2Q06 to normalize the effects of B&K regime elimination, net service revenue

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would have been 20.2% higher. This continuous growth ensured TIM’s leadership of net service revenue on the national mobile telephony sector in the 2Q07.

TIM continued to focus its commercial strategies on the development of products and services that encourage usage, through on-net traffic and the concept of community, fostering sustainable revenue growth. The Company’s total traffic moved up by 43% on a year-on-year comparison, while MOU rose 16% (to 94 min/month), remaining above the market’s average.

VAS revenue: 7.2% of gross service revenue
Gross revenue of value-added services (VAS) totaled R$266.3 million, 12.2% up on the second quarter of 2006, even considering that the 2Q06 was positively impacted by the increase in SMS volume due to the services available during the Soccer World Cup (SMS quiz and voting). It is worth noting that innovative services (including MMS and downloads) accounted for 50.5% of total period gross VAS revenue.

Outperforming market’s ARPU	Average revenue per user (ARPU) reached R$34.6, up by 0.7% on the 1Q07 (R$34.4), thanks to a high-value client mix superior to the market average, ensuring TIM’s above-the-market ARPU.

Encouragement of card sales
Net handset revenue continued to fall, dropping from R$294.7 million in the 2Q06 to R$277.7 million in the 2Q07 (-5.8%) despite the strong year-on-year gross addition growth (25.8%) and record sales volume in the quarter. The decline reflects the Company’s strategy of reducing its share of prepaid handset sales and encouraging SIM Card sales. The percentage of SIM in sales rose from around 40% in the 2Q06 to more 70% in the 2Q07.

The Company has also been fostering the sales of more sophisticated handsets due to the increasing scale of GSM handsets, with the objective of further encouraging the use of value-added services. The percentage of handsets sales in the 2Q07 with MMS, color display and Java represented 64.5%, 97.2% and 71.3%, respectively.

Operating Costs and Expenses

Operating costs and expenses totaled R$2,315.9 million in the 2Q07, versus R$1,759.1 million in the 2Q06. This increase was related to the expansion of variable costs resulting from the period’s massive revenue and client base growth combined with higher interconnection costs related to the elimination of B&K in the second half of 2006.

Interconnection costs reflect the end of Bill & Keep
Network and interconnection costs came to R$899.8 million in the 2Q07, versus R$442.2 million in the same period in 2006. With the elimination of partial Bill & Keep, companies now pay for all mobile-mobile local calls, which accounts for a significant increase in interconnection costs. This combines with the substantial year-on-year expansion in traffic volume (+43% in total traffic), accompanied by customer base growth, especially in the postpaid segment (+31.5%), characterized by higher usage volume.

Strong expansion of SIM Cards sales
The cost of goods sold, composed basically of handset and accessory sales, stood at R$376.4 million in the 2Q07, down by 2.6% on a year-on-year comparison. The decline reflects the Company’s strategy of reducing its share of prepaid handset sales and encouraging SIM Card sales (more than 70% of the 2Q07’s gross additions were represented by the sale of SIM Cards), in turn partially offset by the positive result of the deferral of postpaid handsets in the 2Q06 (R$45.8 million), versus a negative result in the 2Q07 (R$8.7 million). On the other hand, the rise in the cost of goods sold in relation to the 1Q07 reflected

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the expansion of gross additions in the period and the subsequent increase in subsidy deferrals.

Selling expenses totaled R$618.7 million, 9.5% up on the 2Q06, mainly reflecting the 25.8% increase in gross additions (3.7 million in the 2Q07, versus 3.0 million in the 2Q06). The quarter’s customer base growth had an impact on variable expenses related to commissions and the FISTEL tax (charged by ANATEL on each new activation and on the total initial base). The former were also affected by higher commissions for recharge card sales, evidence of greater usage in the prepaid base.

Significant SAC reduction
Subscriber acquisition costs (SAC) dropped by 32.7% in the 2Q07 (from R$168 in the 2Q06 to R$113), reflecting the commercial strategy focused on efficient sales channels, the intensification of chip sales and the concentration of efforts in postpaid acquisitions. The SAC/ARPU ratio thus fell from 4.7 months in the 2Q06 to 3.3 months in the 2Q07 on comparative basis.

General and administrative expenses (G&A) – excluding depreciation/amortization and personnel expenses – closed the 2Q07 at R$108.0 million, versus R$113.6 million in the 2Q06. This decline mainly reflected the controls over business support expenses.

Personnel expenses totaled at R$156.6 million, versus R$149.1 million in the 2Q06, primarily due to higher expenses related to the pension plan implemented in the second half of 2006 as part of the employee retention program.

Bad debt reduction in terms of % of net service revenue compared to 1Q07
Bad debt expenses came to R$168.4 million in the 2Q07, equivalent to 6.0% of net service revenue, down versus 6.5% booked in the 1Q07. The annual upturn was chiefly due to the substantial expansion in postpaid revenue and the increase in provision for bad debt associated to the use of long distance service (LD 41) by non TIM customers. Excluding the amount related to LD 41, for comparison purposes, bad debt expenses would have come to 5.3% of net service revenue in the 2Q07, down versus 5.7% in the 2Q06.

Other net operating revenue totaled R$12.0 million in the 2Q07, versus R$10.1 million in the 2Q06. The increase mainly resulted from the receipt of contractual fines.

EBITDA

Profitability growth	EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$743.7 million in the 2Q07, up 44.2% and 12.0% on the 2Q06 and the 1Q07, respectively.

The EBITDA margin came to 24.3%, versus 22.7% in the 2Q06. Considering the dilutive impact of the elimination of the B&K system since January 1st 2006, EBITDA margin progression would have been much stronger, with margin rising 4.5 p.p. (24.3% up from 19.8% in 2Q06, rather than 22.7%) .

Despite the negative seasonality that traditionally characterized 2Q versus 1Q, this year margin has increased QoQ margin (+0.9 p.p. on a reported basis) with a strong growth in service revenues offsetting the increase in selling expenses.

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EBITDA and EBITDA Margin
EBITDA Margin: up by 4.5 over the 2Q06 on comparable basis

Depreciation and Amortization

Depreciation and amortization expenses totaled R$570.0 million, up 2.9% from the R$554.0 million registered in the 2Q06, reflecting the expansion and modernization of the network, as well as the expansion of the IT infrastructure.

EBIT

EBIT continues to improve	EBIT – earnings before interest and taxes – came to R$173.7 million in the 2Q07, an increase of R$212.0 million over the 2Q06, accompanied by an EBIT margin of 5.7% (a period improvement of 7.4 p.p.).

Net Financial Result

TIM Participações posted a net financial expense of R$81.5 million in the 2Q07, 15.1% higher than the expense of R$70.7 million recorded in the 2Q06. Despite lower average interest rates, the 2Q07 figure reflected a net financial expense increase of R$19.8 million from the monetary restatement of contingencies. On the other hand, the financial result in the 2Q06 was positively impacted by financial revenue of R$30.2 million from the recovery of PIS and COFINS tax credits.

Indebtedness

Seasonal disbursements: payment of dividends and the annual FISTEL tax
At the end of the 2Q07, the Company’s net debt (total debt less cash and cash equivalents) came to R$1,972.9 million, versus R$1,582.3 million in the 1Q07. The upturn was primarily attributed to the seasonal impacts, associated to the disbursements related to the payment of the annual FISTEL tax calculated on total client base (R$341.1 million) and the payment of dividends (R$439,7 million). Excluding such disbursements, the 2Q07 net debt would have reached R$1,192.1 million improving R$390.2 million comparing to the 1Q07.

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By June 2007 end, the Company’s total debt amounted at R$2.3 billion, mainly represented by loans and financing from the National Development Bank (BNDES) and Banco do Nordeste do Brasil (BNB). Cash and cash equivalents totaled R$327.5 million, mainly represented by financial investments with highly liquid financial investments.

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions provided for by tax law. In the 2Q07, income and social contribution taxes totaled R$55.7 million, R$12.6 million of which from payment of the installment to amortize the goodwill resulting from the company’s privatization.

Net Income

Net income in the quarter turned positive reaching R$34.0 million, which represents a reversal of R$272.7 million in relation to the loss reported in the 2Q06, demonstrating the improvement in the Company’s operating result.

Capex

Investments of R$ 326.2 million in the 2Q07
Investments in the 2Q07 amounted to R$323.5 million (not including the amount of R$ 2.7 million related to the obligations derived from the discontinued assets - Assets Retirement Obligation – ARO) compared to R$351.0 million in the 2Q06. Of the total capital expenditure in the quarter, 56.9% was allocated to the expansion of and improvement in the quality and capacity of the GSM network, 30.5% to development and improvement of the information technology systems, 9.1% to the no-charge lease (commodatum) program, a component of the corporate segment’s strategy to expand and increase customer loyalty, and 3.5% to others.

Ownership Breakdown

	Common	%	Preferred	%	Total	%
TIM BRASIL SERVICOS E PARTICIPACOES S/A	647.429.363	81,59%	981.521.379	63,89%	1.628.950.742	69,92%
OTHERS	146.114.914	18,41%	554.649.204	36,11%	700.764.118	30,08%
TOTAL	793.544.277	100%	1.536.170.583	100%	2.329.714.860	100%

Dividends

Payments of dividends on June 25th, 2007
The dividends approved by the Annual General Meeting of Shareholders held on April 12, 2007, related to the realization of part of the Expansion Reserve, in the amount of R$450.8 million, were made available to shareholders in the form of dividends, equivalent to R$0.1935 per 1,000 shares for common and preferred shares and R$1.9348 per ADR (10,000 preferred shares) on June 25, 2007.

Reverse Share Split

The Annual General Meeting held on May 30, 2007 approved a reverse split in the proportion of 1,000 (one thousand) existing shares to 1 (one) new share of the respective type, with capital stock now being represented by 2,329,714,860 shares, comprising 793,544,277 common and 1,536,170,583 preferred shares.

Starting on July 3rd, 2007, the shares representing the Company’s capital stock began to trade on a grouped basis and with a unit-based stock quote. The holders of ADRs began to hold securities representing 10 (ten) preferred shares per each receipt.

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About TIM Participações S.A.

Through its subsidiaries, TIM Participações is Brazil’s largest personal mobile telephony operator, employing GSM (Global System for Mobile Communications) technology. With the contribution of its subsidiaries, TIM Celular S.A. and TIM Nordeste S.A., it is the only personal mobile operator in Brazil with a nationwide presence.

Focused on sustainable and profitable growth, the Company concentrates its operations in higher-value customers in all of its business segments: prepaid, postpaid and corporate. Towards this aim, the Company has invested heavily in improving the quality of and differentiating its products and services, while seeking to develop innovative and low-cost offerings. TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia Group. Since the launch of its operations in Brazil, the Telecom Italia Group has maintained a strong focus on its brand, which today enjoys nationwide recognition and is synonymous with innovation and the first choice of customers, especially in the corporate business.

TIM Participações has the largest mobile data transmission network in Brazil, using GPRS (General Packet Radio Service) and EDGE (Enhanced Data rates for Global Evolution) technologies, which enable internet connections from any mobile device (laptops, personal digital assistants – PDAs, and mobile handsets) without requiring a modem, at any time and in any location covered by the Company’s GSM network.

The shares in TIM Participações are traded on the São Paulo Stock Exchange (Bovespa: TCSL3 and TCSL4) and the New York Stock Exchange (NYSE: TSU).

  Only Company with national presence.

  Second largest company in terms of client numbers

  Largest GSM operator in number of clients

  The largest mobile data transmission network

  Consolidated leadership in value segment

  Leader in service revenue

  ARPU above the national average

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

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ATTACHMENTS

Attachment 1:	Balance Sheet (BR GAAP)
Attachment 2:	Income Statements (BR GAAP)
Attachment 3:	Cash Flow Statements (BR GAAP)
Attachment 4:	EBITDA Calculation Statement (BR GAAP)
Attachment 5:	Consolidated Operational Indicators
Attachment 6:	Glossary

The Complete Financial Statements, including Explanatory Notes, are available at the
Company’s Investor Relations Website: www.timpartri.com.br

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     Attachment 1

TIM PARTICIPAÇÕES S.A.
Balance Sheet (BR GAAP)

(R$ Thousand)

DESCRIPTION	Jun/07	Mar/07%

ASSETS	13,187,998	13,131,272	0.4%

CURRENT ASSETS	4,063,586	3,733,413	8.8%

Cash and cash equivalents	228,693	344,527	-33.6%
Inventories	180,342	116,072	55.4%
Recoverable Taxes	368,227	320,467	14.9%
Deferred income and social contribution taxes	50,450	50,450	0.0%
Prepaid expenses	346,689	203,129	70.7%
Other current assets	26,443	21,489	23.1%

NONCURRENT	9,124,412	9,397,859	-2.9%
Noncurrent assets
Related parties	11,272	17,100	-34.1%
Recoverable Taxes	242,754	263,139	-7.7%
Deferred income and social contribution taxes	4,204	16,817	-75.0%
Judicial deposits	87,807	67,330	30.4%
Prepaid expenses	10,282	11,587	-11.3%
Other	7,265	7,265	0.0%

PERMANENT ASSETS
Investments	5,938	6,333	-6.2%
Property, plant and equipment	6,744,957	6,925,721	-2.6%
Intangibles	1,798,511	1,860,561	-3.3%
Deferred	211,422	222,006	-4.8%

LIABILITIES	13,187,998	13,131,272	0.4%

CURRENT LIABILITIES	3,164,994	3,128,084	1.2%
Suppliers	1,874,787	1,643,262	14.1%
Loans and financing	540,165	273,485	97.5%
Salaries and related charges	114,058	114,338	-0.2%
Taxes, charges and contributions	430,354	459,747	-6.4%
Authorizations payable	38,806	38,545	0.0%
Dividends and interest on shareholders’ equity payable	33,101	472,788	-93.0%
Related parties	47,536	48,356	-1.7%
Other	86,187	77,563	11.1%

NONCURRENT LIABILITIES	2,122,109	2,136,275	-0.7%
Noncurrent liabilities
Loans and financing	1,760,219	1,818,824	-3.2%
Provision for contingencies	176,250	138,077	27.6%
Pension plan	6,083	6,083	0.0%
Authorizations payable	6,637	6,603	0.5%
Asset retirement obligations	172,920	166,688	3.7%

SHAREHOLDERS' EQUITY	7,900,895	7,866,913	0.4%
Capital	7,512,710	7,512,710	0.0%
Capital reserves	135,230	135,230	0.0%
Income reserves	238,438	238,438	0.0%
Net Loss for the period	14,517	(19,465)

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     Attachment 2

TIM PARTICIPAÇÕES S.A.
Income Statements (BR GAAP)

(R$ Thousand)

DESCRIPTION	2T07	2T06%		2007	2006	%

Gross Revenues	4,215,510	3,201,785	31.7%	8,110,845	6,090,743	33.2%
Telecommunications Services	3,715,937	2,654,569	40.0%	7,261,884	5,120,215	41.8%
Core	3,449,644	2,417,135	42.7%	6,742,121	4,701,817	43.4%
VAS	266,293	237,434	12.2%	519,763	418,398	24.2%
Handset sales	499,573	547,216	-8.7%	848,961	970,528	-12.5%
Handset Sales	499,573	547,216	-8.7%	848,961	970,528	-12.5%
Discounts and deductions	(1,155,942)	(926,991)	24.7%	(2,208,104)	(1,750,227)	26.2%
Taxes and discounts on services	(934,079)	(674,509)	38.5%	(1,818,486)	(1,293,654)	40.6%
Taxes and discounts on handset sales	(221,863)	(252,482)	-12.1%	(389,618)	(456,573)	-14.7%
Net Revenues	3,059,568	2,274,794	34.5%	5,902,741	4,340,516	36.0%
Services	2,781,858	1,980,060	40.5%	5,443,398	3,826,561	42.3%
Handset revenues	277,710	294,734	-5.8%	459,343	513,955	-10.6%
Operating Expenses	(2,315,857)	(1,759,133)	31.6%	(4,494,978)	(3,250,984)	38.3%
Personal expenses	(156,631)	(149,094)	5.1%	(308,804)	(292,098)	5.7%
Selling & marketing expenses	(618,680)	(564,843)	9.5%	(1,190,422)	(1,022,992)	16.4%
Network & interconnection	(899,760)	(442,244)	103.5%	(1,808,495)	(899,709)	101.0%
G&A	(108,011)	(113,614)	-4.9%	(220,573)	(233,812)	-5.7%
Cost Of Goods and Service	(376,408)	(386,346)	-2.6%	(640,028)	(619,185)	3.4%
Bad Debt	(168,405)	(113,088)	48.9%	(341,373)	(202,469)	68.6%
Other operational revenues (expenses)	12,038	10,096	19.2%	14,717	19,281	-23.7%

EBITDA	743,711	515,661	44.2%	1,407,763	1,089,532	29.2%
EBITDA - Margin over total net revenues	24.31%	22.67%	1.6 p.p	23.85%	25.10%	-1.3 p.p
Depreciation & amortization	(569,985)	(553,961)	2.9%	(1,152,252)	(1,091,957)	5.5%
Depreciation	(347,241)	(357,491)	-2.9%	(712,833)	(706,642)	0.9%
Amortization	(222,744)	(196,470)	13.4%	(439,419)	(385,315)	14.0%
EBIT	173,726	(38,300)	-553.6%	255,511	(2,425)	-
EBIT - Margin over total net revenues	0	(0)	7.4 p.p	0	(0)	4.4 p.p
Other non-operational revenues (expenses)	(2,554)	(94)	2617.0%	(3,710)	323	-1248.6%
Net Financial Results	(81,463)	(70,747)	15.1%	(144,717)	(159,755)	-9.4%
Financial expenses	(109,553)	(117,061)	-6.4%	(196,939)	(254,809)	-22.7%
Net exchange variance	1,955	(22,787)	-108.6%	2,515	(22,298)	-111.3%
Financial income	26,135	69,101	-62.2%	49,707	117,352	-57.6%
Net income before taxes and Minorities	89,709	(109,141)	-182.2%	107,084	(161,857)	-166.2%
Income tax and social contribution	(55,695)	(129,500)	-57.0%	(92,535)	(178,345)	-48.1%

Net Income (Loss)	34,014	(238,641)	-114.3%	14,549	(340,202)	-104.3%

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     Attachment 3

TIM PARTICIPAÇÕES S.A.
Cash Flow Statements (BR GAAP)

(R$ Thousand)

	2Q07	2Q06	2006	2007

EBIT	173,726	(38,299)	255,512	(2,424)

Depreciation and Amortization	569,987	553,961	1,152,252	1,091,956
Capital Expenditures	(323,532)	(351,034)	(578,203)	(520,273)
Changes in Net Operating Working Capital	(255,111)	(284,439)	(1,152,985)	(1,930,428)

FREE OPERATING CASH FLOW	165,069	(119,812)	(323,425)	(1,361,169)

Income and Social Contribution Taxes	(43,082)	(25,009)	(67,310)	(66,213)
Dividends and Interest on Own Capital	(439,687)	(58,287)	(439,857)	(114,577)
Net Financial Income	(81,462)	(70,747)	(144,717)	(159,755)
Other changes	8,625	(12,465)	29,398	(22,837)

NET CASH FLOW	(390,538)	(286,321)	(945,912)	(1,724,552)

     Attachment 4

TIM PARTICIPAÇÕES S.A.
EBITDA (R$ Thousand)

EBITDA Reconciliation	2Q07	2Q06

Net Profit (Loss)	34,014	(238,641)
(+) Provision for Income Tax and Social Contribution	55,695	129,500
(+/-) Non-Operational Results	2,554	94
(+/-) Minorities Interest	-	-
(-) Net Financial Results	81,463	70,747

EBIT	173,726	(38,300)
(-) Amortization and Depretiation	569,985	553,961
EBITDA	743,711	515,661

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     Attachment 5

TIM PARTICIPAÇÕES S.A.
Consolidated Operational Indicators

	2Q07	1Q07	2Q06	QoQ	YoY
Estimated Population in the Region (million)	189.2	188.5	186.6	0.3%	1.4%
Municipalities Served - GSM	2,501	2,460	2,394	1.7%	4.5%
Brazilian Wireless Subscriber Base (million)	106.7	102.2	91.8	4.4%	16.2%
Estimated Total Penetration	56.4%	54.2%	49.2%	2.2 p.p.	7.2 p.p.
Market Share	25.8%	25.8%	24.3%	0.0 p.p.	1.5 p.p.
Total Lines	27,478,302	26,306,699	22,338,399	4.5%	23.0%
Prepaid	21,435,018	20,629,112	17,743,944	3.9%	20.8%
Postpaid	6,043,284	5,677,587	4,594,455	6.4%	31.5%
Net Additions	1,171,603	896,221	1,320,167	30.7%	-11.3%
Churn	9.7%	8.7%	7.7%	1.0 p.p	2.0 p.p
TOTAL ARPU *	R$34.6	R$34.4	R$30.2	0.7%	14.6%
TOTAL MOU	94	89	81	4.8%	15.6%
Investment (R$ million)	323.5	255.0	351.0	26.9%	-7.8%
Employees	9,675	9,520	9,307	1.6%	4.0%

* ARPU as reported on the 2Q06 without the effects of the B&K elimination

Attachment 6

Glossary

Financial Terms	Operating indicators

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders ’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution –technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speeds that can reach up to 200 Kbps, depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.	Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company ’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company ’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company ’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Total Net Service Revenue per–per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “ comodato ” + costs of retention)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 23, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.